Exhibit 99.1

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

CLIENTCONNECT LTD.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of ClientConnect Ltd. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows as of December 31, 2013, 2012 and 2011 then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClientConnect Ltd. and its subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows as of December 31, 2013, 2012 and 2011 then ended in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 20, 2014	A Member of Ernst & Young Global

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$949	$78,395
Short-term bank deposits	-	125,565
Trade receivables	-	52,465
Prepaid expenses and other current assets	400	1,461
Current assets- discontinued operations	-	9,193

Total current assets	1,349	267,079

NON-CURRENT ASSETS:

Property and equipment, net	2,189	3,610
Goodwill	27,520	27,520
Long-term receivables and other assets	-	114
Non-current assets- discontinued operations	-	10,597

Total non-current assets	29,709	41,841

Total assets	$31,058	$308,920

The accompanying notes are an integral part of the consolidated financial statements.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2013		2012

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$13,358		$23,375
Other accounts payable and accrued expenses	1,423		27,184
Deferred revenues	6,250		6,297
Current liabilities- discontinued operations	-		1,430

Total current liabilities	21,031		58,286

LONG-TERM LIABILITIES:

Long-term deferred revenues	-		6,250
Accrued severance pay	-		179
Non-current liabilities- discontinued operations	-		184

Total long-term liabilities	-		6,613

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value - Authorized: 1,000,000,000 shares at December 31, 2012; Issued and outstanding: 156,245,308 shares at December 2012	-		419
Series A, A-l, B, B-1, B-2 Convertible Preferred shares of NIS 0.01 par value - Authorized: 93,240,000 shares at December 31, 2012; Issued and outstanding: 69,538,900 shares at December 31, 2012;	-		186
Ordinary shares of NIS 0.01 par value - Authorized: 1,000,000,000 shares at December 31, 2013; Issued and outstanding: 1 share at December 31, 2013	*	)	-
Additional paid-in capital	10,027		21,367.
Retained earnings	-		222,049

Total shareholders’ equity	10,027		244,021

Total liabilities and shareholders’ equity	$31,058		$308,920

*)	Represents an amount less than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

March 20, 2014
Date of approval of the	Ronen Shilo	Roy Gen
financial statements	Chief Executive Officer	Chief Financial Officer

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2013	2012	2011

Revenues	$325,508	$537,008	$481,724

Costs and expenses:
Cost of revenues	6,104	5,513	4,167
Traffic acquisition costs	185,355	119,555	113,358
Research and development	22,394	16,858	18,346
Sales and marketing	10,298	7,920	17,917
General and administrative	19,115	4,705	4,126

Operating income	82,242	382,457	323,810
Financial income (expenses), net	2,782	7,696	(591)

Income before taxes on income	85,024	390,153	323,219
Taxes on income	22,616	75,435	22,564

Income from continuing operations	62,408	314,718	300,655
Loss from discontinued operations, net	(33,795)	(23,798)	(14,248)

Net income	$28,613	$290,920	$286,407

The accompanying notes are an integral part of the consolidated financial statements.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares				Preferred shares		Additional paid-in	Retained	Total shareholders’
	Number	Amount			Number	Amount	capital	earnings	equity

Balance as of January 1, 2011	123,696,414		$335		69,538,900	$186	$11,863	$63,081	$75,465

Share-based compensation	-		-		-	-	1,574	-	1,574
Dividend declared and paid	-		-		-	-	-	(79,683)	(79,683)
Exercise of employee options	25,073,824		65		-	-	2,016	-	2,081
Net income	-		-		-	-	-	286,407	286,407

Balance as of December 31, 2011	148,770,238		400		69,538,900	186	15,453	269,805	285,844

Share-based compensation	-		-		-	-	2,860	-	2,860
Dividend declared and paid	-		-		-	-	-	(338,676)	(338,676)
Exercise of employee options	7,475,070		19		-	-	3,054	-	3,073
Net income	-		-		-	-	-	290,920	290,920

Balance as of December 31, 2012	156,245,308		419		69,538,900	186	21,367	222,049	244,021

Conversion of Preferred shares into Ordinary shares	69,538,900		186		(69,538,900)	(186)	-	-	-
Share-based compensation	-		-		-	-	13,220	-	13,220
Exercise of employee options	3,551,825		11		-	-	839	-	850
Net income	-		-		-	-	-	28,613	28,613
Dividend paid upon consummation of the Spin-off	-		-		-	-	-	(65,009)	(65,009)
Dividend in kind upon consummation of the Spin-off	-		-		-	-	(26,015)	(185,653)	(211,668)
Establishment of ClientConnect Ltd.	(229,336,032)		(616)		-	-	616	-	-

Balance as of December 31, 2013	1	$	*	)	-	$-	$10,027	$-	$10,027

*)      Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income	$28,613	$290,920	$286,407
Loss from discontinued operations, net	(33,795)	(23,798)	(14,248)
Income from continuing operations	62,408	314,718	300,655

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,110	1,871	1,752
Share-based compensation	10,405	1,633	1,094
Accrued interest, net	1,170	(1,307)	(85)
Decrease (increase) in trade receivables	18,032	(7,714)	(17,863)
Decrease (increase) in prepaid expenses and other current assets	(2,533)	1,996	(1,505)
Increase (decrease) in trade payables	8,681	10,408	(2,343)
Increase (decrease) in other accounts payable and accrued expenses	(8,756)	13,004	1,552
Increase (decrease) in deferred revenues	(6,250)	(6,250)	18,797
Accrued severance pay, net	24	(1)	(54)
Deferred taxes, net	-	102	(1,905)

Net cash provided by continuing operations	85,291	328,460	300,095
Net cash used in discontinued operations	(23,939)	(19,024)	(16,138)

Net cash provided by operating activities	61,352	309,436	283,957

Cash flows from investing activities:

Investments in short-term deposits	(290,058)	(115,101)	(182,506)
Proceeds from redemption of short-term deposits	214,101	178,033	17,500
Purchase of property and equipment	(1,916)	(1,721)	(2,622)

Net cash provided by (used in) continuing operations	(77,873)	61,211	(167,628)
Net cash provided by (used in) discontinued operations	898	(2,321)	(40,425)

Net cash provided by (used in) investing activities	(76,975)	58,890	(208,053)

Cash flows from financing activities:

Dividend paid to shareholders	-	(338,676)	(79,683)
Dividend upon consummation of the Spin-off	(65,009)	-	-
Proceeds from exercise of employee options	850	3,073	2,081

Net cash used in continuing operations	(64,159)	(335,603)	(77,602)

Increase (decrease) in cash and cash equivalents	(79,782)	32,723	(1,698)
Increase (decrease) in cash and cash equivalents by discontinued operations	2,336	4,433	(6,028)
Cash and cash equivalents at beginning of the year	78,395	41,239	48,965

Cash and cash equivalents at end of the year	$949	$78,395	$41,239

Supplemental disclosure of non- cash activity:
Dividend in kind upon consummation of the Spin-off	$211,668	$-	$-

Supplemental disclosure of cash flow information:
Income taxes paid	$40,694	$55,696	$25,034

The accompanying notes are an integral part of the consolidated financial statements.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Conduit Ltd. (“Conduit”) was incorporated and commenced operations in March 2005. Conduit empowers web and mobile publishers to engage their users across multiple platforms. Conduit’s products, such as community toolbars, mobile apps, notifications and web bars, enable publishers such as website owners, (the “Partners”) to constantly connect with their users wherever they are. Conduit also allows Partners to maintain and analyze their performance through its environment.

Conduit has a few product lines that include the community toolbar (collectively “Client Connect” or “CC”) and two other product lines: Mobile app platform and U browser including quick launch application (collectively “Conduit Initiatives” or “CI”).

In July 2013, following the signature of the LOI (see b. below), Conduit established ClientConnect Ltd. (“Client Connect Ltd.”), an Israeli company owned by the shareholders of Conduit in the same proportions as their ownership in Conduit.

In January 2008, Conduit established a wholly-owned subsidiary, Client Connect Inc. (“Client Connect Inc.”), previously named Conduit Inc., in Delaware, United States. Client Connect Inc. supports Conduit’s business activities in the U.S. In January 2011, Conduit established a wholly-owned subsidiary, Client Connect B.V. Operation (“Client Connect B.V.”), previously named Conduit BV., in Holland. Client Connect B.V. supports Conduit’s business operations in Europe, through maintenance and operations of Conduit’s servers. Following the consummation of the Spin-off, on December 31, 2013, the Client Connect business and certain additional assets and liabilities (see b. below) were spun-off to ClientConnect Ltd.. Client Connect Inc. and Client Connect B.V, were also transferred from Conduit to ClientConnect Ltd.

In July, 2011, Conduit acquired Modular Patterns Ltd. (“Wibiya”), an Israeli based company which offered customized web-based toolbars, to online publishers, bloggers, and other online properties. During the third quarter of 2013, Conduit’s management decided to shut down Wibiya’s operations. As a result, Conduit recognized an impairment loss of $ 2,177 relating to the net carrying amount of technology and customer relations intangible assets. As of December 31, 2013, Wibiya is presented as discontinued operations in the Client Connect’s consolidated financial statements, as its operations were part of the Conduit Initiatives activities.

b.
In July, 2013, Company’s management signed a Letter of Intent (“LOI”) agreement with a public company, Perion Network Ltd. (“Perion”), pursuant to which the CC will be spun-off into a newly formed Israeli company, while the CI Activity will be retained in Conduit (the “Spin-off”).

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (cont.)

On September 16, 2013, Conduit entered into a split agreement (the “Split Agreement”), pursuant to which the entire activities and operations of the CC business, and certain related assets and liabilities, excluding cash and certain working capital items as defined in the Split Agreement, are to be transferred to ClientConnect Ltd.. Following the consummation of the Spin-off, on December 31, 2013, Perion and ClientConnect Ltd. will be combined by a way of share purchase transaction, pursuant to a Share Purchase Agreement signed on September 16, 2013 (the “SPA”), whereby Perion will purchase all of the ClientConnect Ltd. shares from ClientConnect Ltd.’s shareholders in exchange for Perion shares, which shall constitute approximately 81% of its issued and outstanding share capital (on a fully diluted basis) and ClientConnect Ltd. will become a wholly owned subsidiary of Perion (the “Acquisition”), subject to a court approved arrangement under Sections 350 and 351 of the Companies Law and receipt of a tax ruling for tax-exempt shareholders’ transaction from ITA, received as of December 31, 2013.

In addition, Perion and ClientConnect Ltd., signed a partner agreement pursuant to which Perion is to distribute ClientConnect Ltd. products in consideration for a fixed price per access point installed, limited to a certain daily cap. During the year 2013, the total expense, incurred by ClientConnect was $ 18,271. Pursuant to the Split Agreement, the outstanding payable balance as of December 31, 2013, of $ 12,823, will be assumed by ClientConnect Ltd. and presented in trade payables as of December 31, 2013.

Pursuant to the Spin-off, on December 31, 2013, the Company accounted for the transaction in accordance with ASC 505-60 “Reverse Spin-off” and reported the CI activities as discontinued operations in accordance with “Discontinued Operations” subtopic of ASC 205, whereby the consolidated financial statements of the legal spinnee, (ie ClientConnect Ltd.), is presenting the CC business as a continuing operations, while the operations of the legal spinnor (Conduit) and the Conduit Initiative business is presented as discontinued operations.

Upon the closing of the Acquisition, on January 2, 2014, Client Connect Ltd. will account for the transaction in accordance with ASC 805, “Business Combinations”, as a reverse acquisition transaction, whereby Perion is considered the accounting acquiree and ClientConnect Ltd. is the accounting acquirer.

The distribution of the assets and liabilities related to the Conduit Initiatives business as well as cash and certain working capital balances as defined in the Split Agreement, was accounted for as dividend and dividend in kind.

On September 13, 2013, Conduit signed an agreement with an advisor (the “Advisor”), pursuant to which the advisor will provide a fairness opinion in consideration of $ 1,000. Conduit recorded such transaction costs as general and administrative expenses in continuing operations. In addition, the advisor will be eligible for a success fee of $ 3,060 upon Closing of the SPA (the “Success fees”). Pursuant ASC 805 guidance, since the above fees are subject to a performance condition, ClientConnect Ltd. will incur the success fees upon the occurrence of the Closing of the SPA with Perion, in January 2014.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (cont.)

Below are the balances and results of operations which are presented as discontinued operations in the consolidated financial statements:

December 31, 2012

Cash and cash equivalents	$2,336
Short-term bank deposits	1,629
Trade receivables	127
Prepaid expenses and other current assets	5,101

Total current assets	9,193

Property and equipment, net	1,103
Goodwill	5,941
Intangible assets, net	2,177
Long-term receivables and other assets	1,376

Total non-current assets	10,597

Trade payables	1,054
Other accounts payable and accrued expenses	376

Total current liabilities	1,430

Accrued severance pay	184

Total long-term liabilities	184

	December 31,
	2013	2012	2011

Revenues	$3,016	$793	$327

Costs and expenses:
Cost of revenues	2,390	941	432
Research and development	18,334	20,045	9,874
Sales and marketing	9,098	3,486	2,388
General and administrative	6,526	2,188	2,223

Operating loss	33,332	25,867	14,590
Financial income, net	105	202	137

Loss before tax benefit (taxes on income)	33,227	25,665	14,453
Tax benefit (taxes on income)	(568)	2,016	646
Equity losses	-	149	441

Net loss	33,795	23,798	14,248

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.
During the years ended December 31, 2013, 2012 and 2011, Conduit’s revenues were mostly derived from two customers, Microsoft Corporation Inc. (“Microsoft”) (63%, 81% and 89% in 2013, 2012 and 2011 respectively) and Google Ireland Ltd. (“Google”) (22%, 15% and 9% in 2013, 2012 and 2011 respectively).

The agreement with Microsoft (the “Microsoft Agreement”) was signed in November 2010 and amended in May 2011 for a total period of four years (ending December 31, 2014). Pursuant to the Microsoft Agreement, Microsoft receives exclusivity in providing search services and search monetization services to Conduit in the USA for the period of the first two years. The fees received by Conduit vary over the term of the agreement. The fees from the Microsoft Agreement include an upfront payment of $ 25,000 and fees payable based on queries from end users and /or revenue share from searches per geographical location, that vary annually over the term of the Microsoft Agreement. The pricing mechanism with respect to the fees significantly decreases during the last two years (2013 and 2014) compared to the first two years of the term of the agreement (2011 and 2012).

The agreement with Google was signed on May 2011, for a term of two years ending April 30, 2013 and was extended until August 31, 2013. On August 31, 2013, an additional agreement was signed with Google, for a term of two years. Under the Google agreement, Conduit participates in Google’s AdSense program, pursuant to which revenues are paid on the basis of revenue sharing arrangement with Google, whereby Conduit is entitled to a percentage of revenues generated by Google as a result of searches conducted by end users through its search engines.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. Conduit’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, Conduit’s management evaluates estimates, including those related to underlying fair values of ordinary shares, deferred taxes, income tax uncertainties and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars.

Conduit finances its operations in U.S. dollars and all of its revenues and a substantial portion of its costs is incurred in U.S. dollars. As such, Conduit’s management believes that the dollar is the currency of the primary economic environment in which Conduit operates. Thus, the functional and reporting currency of Conduit is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification No. 830, “Foreign Currency Matters”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Conduit and Client Connect, and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Short-term and long-term bank deposits:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. Deposits in U.S. dollars bear interest at rates ranging from 0.5%-2.2%, 0.4%-2.75% and 0.6%-2.6% per annum as of December 31, 2013, 2012 and 2011. Deposits in NIS bear interest at rates ranging from 1.7%-2.6%, 1.84%-3.25% and 1.45%-3.25% per annum as of December 31, 2013, 2012 and 2011. Short-term deposits are presented at their cost including accrued interest.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

		Computer equipment	33
		Office furniture and equipment	6 - 20
		Leasehold improvements	Over the shorter of the lease term or estimated useful life

g.	Impairment of long-lived assets:

Conduit’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2013, 2012 and 2011, no impairment losses have been recorded.

As mentioned above (Note la), in 2013 Conduit wrote-off $ 2,177 of its intangible assets, presented in discontinued operations.

h.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350, “Intangibles, Goodwill and Other”. Goodwill is not amortized, but rather is subject to an annual impairment test.

Conduit performs an annual impairment test at December 31 of each fiscal year, or more frequently if impairment indicators are present. Conduit operates in one operating segment and this segment comprises its only reporting unit. ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value determined using market capitalization. In such case, the second phase is then performed, and Conduit measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. During the years ended December 31, 2013, 2012 and 2011, no impairment losses have been recorded.

Pursuant to the Spin-off, occurred in December 31, 2013, the goodwill was allocated between ClientConnect Ltd. and Conduit Initiatives based on the relative fair value of the businesses (excluding cash) as of the distribution date, December 31, 2013, since the CC and Conduit Initiatives were operated as one reporting unit prior to the Split Agreement.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Revenue recognition:

Conduit obtains the substantial majority of its revenues from third-party search services providers, Google and Microsoft (see also Note 1c). The revenues are generated primarily from monthly transaction volume-based fees earned by Conduit for making its applications available to Conduit’s Partners, through which search revenues are produced (either based on a revenue share or fixed price models).

In addition, Conduit generates a portion of its revenues from advertising networks, for advertisements that are placed on Conduit’s home search page. The fees that are payable under these agreements are dependent upon the number of clicks on the linked advertisements that are placed by the advertising networks.

Accordingly, such revenue is recognized in accordance with ASC 605-20 “Revenue Recognition” (formerly: Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”) provided that persuasive evidence of an arrangement exists, no significant Company’s obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable. Conduit’s customers do not have the right to take possession of Conduit’s software at any time during or after the term of the relevant customer agreement. Accordingly, as prescribed by ASC 605-30 “Rights to Use” (formerly: EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware”), Conduit’s revenue recognition is outside the scope of ASC 985-605 (formerly: SOP No. 97-2, “Software Revenue Recognition”).

The upfront fees of $ 25,000, received as part of the Microsoft Agreement are recognized ratably over the term of the agreement.

Deferred revenues represent revenues paid in advance and recognized over the term of the service.

	j.	Cost of revenues:

The cost of revenues includes mainly expenses related to Conduit’s servers.

	k.	Traffic acquisition costs:

The traffic acquisition costs are direct and incremental costs that consist of payments made to Partners who distribute Conduit’s toolbars (“access points”) through their websites. These payments include amounts based mainly on a fixed price per access point installed or per active user and are charged to expense as incurred.

	1.	Research and development expenses:

Research and development expenses are charged to income as incurred.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Accounting for share-based compensation:

Conduit accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Share Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in Conduit’s consolidated statements of income.

Conduit recognizes compensation expense for the fair value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Conduit selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its share-option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair value of the underlying ordinary share, expected share price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that Conduit considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding. For share-option awards which were at the money when granted (plain vanilla share-options), the expected option term is determined based on the simplified method in accordance with SAB No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. For share-option awards which were in the money when granted, Conduit used an expected term which it believes is appropriate under these circumstances, which is not materially different than determining the expected term based on a lattice model and then use it as an input to the Black-Scholes-Merton option pricing model. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Dividend yield was determined according to management’s intention to distribute a dividend.

The fair value of the ordinary share underlying the share options has historically been determined by Conduit’s management with the assistance of a third party valuator. Because there has been no public market for the ordinary shares, management has determined fair value of the ordinary shares at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of ordinary shares to unrelated third parties, operating and financial performance and general and industry specific economic outlook, amongst other factors.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The valuations of Conduit were performed using the market approach. The fair value for options granted in 2013, 2012 and 2011 were estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following weighted average assumptions: expected volatility of 50%, risk free interest rates of 0.93%-1.91%, 0.9%-1.33% and 1.16%-2.8%, respectively, dividend yields of 0% and a weighted-average expected term of 6.25 years.

The compensation expense, from continuing operations related to employees for the years ended December 31, 2013, 2012 and 2011 amounted to approximately $ 10,405, $ 1,633 and $ 1,094, respectively.

Pursuant to the Split Agreement, each employee who will be transferred as a part of the Spin-off to ClientConnect Ltd. (the “CC Employees”), and holding outstanding and unexercised options to purchase shares in the share capital of Conduit, under Conduit’s 2005 option plan on the Closing Date, whether vested or unvested will be cancelled and instead be granted, for no consideration, options to purchase the same number of ClientConnect Ltd.’s Ordinary Shares, on the terms and conditions as are defined under the Split Agreement and the SPA, including vesting schedule which shall be deemed to continue under the same original schedule, but subject to an exercise price adjustment (the “Exchanged Options”). Conduit accounted for the Exchanged Options as a modification event. Since no benefit was created to the CC Employees, on the modification date, no additional compensation was recorded.

	n.	Income taxes:

Conduit accounts for income taxes in accordance with Accounting Standards Codification No. 740 (formerly, Statement of Financial Accounting Standards No. 109), “Accounting for Income Taxes” (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Conduit provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Conduit accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

Conduit reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Conduit recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The allocation of tax related balances and transactions to the Client Connect business have been recorded as if Client Connect and Conduit Initiatives filed tax returns on a stand-alone basis. Such calculation of income taxes allocation on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. The Client Connect and the Conduit Initiatives are operated as product lines within Conduit, except for Wibiya, which is incorporated as a separate legal entity for which separate tax return reports are filed. Accordingly, the tax losses attributable to the Conduit Initiatives operations have been available for use of Conduit and will remain with Conduit after the Spin-off.

Conduit manages its tax position for the benefit of its entire portfolio of business. Conduit’s tax strategies are not necessarily reflective of the tax strategies Client Connect would have followed or will follow as a stand-alone company, or were they necessarily strategies that optimized Client Connect’s stand-alone position. As a result, the Client Connect’s deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those prevailing in historical periods.

o.	Concentrations of credit risks:

Financial instruments that potentially subject Conduit to concentrations of credit risk consist principally of cash, cash equivalents, short-term and long-term deposits and trade receivables.

Conduit’s cash, cash equivalents and deposits are invested in major banks in Israel and the United States.

Management believes that the financial institutions that hold Conduit’s investments are institutions with high credit standing and, accordingly, minimal risk exists with respect to these investments. Conduit has no off-balance-sheet concentrations of credit risk such as, foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Severance pay:

Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. Conduit’s employee arrangements (except for Conduit’s founders, which are also employees assigned to the Conduit Initiatives activities) are under section 14 to Israel’s Severance Pay Law, pursuant to which the severance pay liability is fully covered by the deposits with the severance pay fund. Since under section 14 mentioned above, Conduit has no right to use the money or transfer it between employees, the severance pay is presented in its net amount.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

	-	Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
	-	Level 2: Other inputs that are directly or indirectly observable in the market place.
	-	Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits, trade payables approximate their fair value due to the short-term maturity of such instruments.

s.	Comprehensive income:

Conduit accounts for comprehensive income in accordance with ASC Topic 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The adoption of the standard, does not have an effect on Conduit’s financial statements.

r.	Discontinued operations:

Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from Conduit’s consolidated operations and Conduit will no longer have any significant continuing involvement in the operations of the component.

Accordingly, the statements of income and statements of cash flow related to Conduit Initiative business was classified as discontinued operations for all presented periods. In addition, comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2012

Government authorities	$49	$975
Prepaid expenses	351	486

	$400	$1,461

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:

Computers	$8,123	$7,810
Office and electronic equipment	100	548
Leasehold improvements	118	799

	8,341	9,157
Accumulated depreciation:

Computers	6,034	5,159
Office and electronic equipment	29	106
Leasehold improvements	89	282

	6,152	5,547

Depreciated cost	$2,189	$3,610

Depreciation expense from continued operations for the years ended December 31, 2013, 2012 and 2011 amounted to $ 2,110 (discontinued- $ 460), $ 1,871 (discontinued- $ 379) and $ 1,752 (discontinued- $ 300).

Pursuant to the Spin-off and according to the Split Agreement, an amount of $ 1,227 (depreciated cost) was transferred from ClientConnect Ltd. to Conduit Initiative business.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Employees and payroll accruals	$770	$2,358
Accrued taxes, net	156	18,115
Accrued expenses to Partners	-	6,264
Deferred taxes	289	289
Other accrued expenses	208	158

	$1,423	$27,184

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Conduit and its subsidiaries lease their facilities and motor vehicles in Israel and the US under various operating lease agreements that expire on various dates.

Expenses for lease of facilities from continued operations for the years ended December 31, 2013, 2012 and 2011, were $ 940, $ 746 and $ 517, respectively.

Expenses for the lease of motor vehicles from continued operations for the years ended December 31, 2013, 2012 and 2011, were $ 545, $ 480 and $ 494, respectively.

Lease commitments:

Aggregate minimum rental commitments for continuing operations under Conduit’s non-cancelable leases at December 31, 2013, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2014	469	384	853
2015	-	196	196
2016	-	71	71

Pursuant to the Split Agreement, the liabilities under Conduit’s facilities lease agreements will remain with Conduit, while Perion will reimburse Conduit for its usage of the facilities.

b.	Conduit provided a bank guarantee in the amount of $ 305 in favor of its offices leased in Israel as of December 31, 2013. Pursuant to the Split Agreement, the bank guarantee will remain with Conduit.

c.
In March, 2010, a certain third party filed suit against Conduit in the United States District Court for breach of contract, unjust enrichment and unfair competition in the amount of $ 1,100 (the “claim”).

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Conduit filed a motion for partial summary judgment asking the court to enforce the parties contractual limitation of liability that would cap total liability for all claims against Conduit in this case at $5. On July 29, 2011, the trial ruled that the “limitation of liability provision in the publisher agreement unambiguously limits Conduit’s liability for all types of damages to $5”.

A bifurcated jury trial was held in April, 2013 and the jury awarded no third party compensatory nominal damages and $500 in “unjust-enrichment” damages.

On May 10, 2013, the third party filed a motion seeking an award of $948 in attorney fees and $12 in the expense reimbursement claim. On May 22, 2013, Conduit filed a renewed motion for judgment as a matter of law or, in the alternative, for a new trial. Conduit argued that the jury award should be reduced to an insignificant amount.

On August 12, 2013, the trial court denied Conduit’s motion for judgment as a matter of law or, in the alternative, for a new trial, and also denied the third party’s motion for reimbursement of attorney fees and expenses. On August 29, 2013, Conduit filed an amended notice of cross-appeal. The Court of Appeals has scheduled a pre-argument settlement conference under the court’s Civil Appeal Management Program, to be held September 16, 2013.

According to Conduit’s legal advisors, the outcome of the appeal cannot be predicted at this stage and Conduit intends to vigorously defend itself; therefore, no provision was recorded.

Pursuant to the Split Agreement, Conduit will bear any future commitments, in the event that additional liabilities arise.

d.
On February 14, 2012, a certain third party filed a complaint against Conduit in the United States District Court for infringes U.S. Patent No. 7,853,881. According to Conduit’s legal advisors, an ultimately unfavorable outcome of this matter cannot be determined at this time due to the preliminary stage of the litigation.

The liabilities arising from this claim will be assumed by Conduit.

e.
On November 14, 2013, a certain third party filed suit against Conduit USA, Inc. Conduit Ltd., Conduit Inc., ClientConnect Ltd. and ClientConnect, Inc. (collectively “Conduit Entities”) in the Eastern District of Texas (the “Compaint”). The Complaint alleges that the Conduit Entities infringed U.S. Patent No. USP 8,275,863, entitled “Method of Modifying a Toolbar.” No amount of liability was stated in the patent infringement claim.

According to Conduit’s legal advisors, an ultimately unfavorable outcome of this matter cannot be determined at this time due to the preliminary stage of the litigation.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Pursuant to the Split agreement, any liabilities arising from the Intellectual Property related claims will be assumed by ClientConnect Ltd. and Perion. Nevertheless, subsequent to balance sheet date, Conduit signed an agreement with Perion, pursuant to which, Conduit will reimburse Perion for 50% of any amounts incurred by Perion with respect to the claim above.

f.
In 2013, the Israeli VAT authorities initiated a VAT audit on Conduit. Pursuant to Conduit’s estimations, the accrual recorded in respect with the exposure represents management’s best estimation of the expected outcome of such audit. The expenses related to the accrual were offset from the Client Connect’s revenues, while the liability was recorded in the discontinued operations, pursuant to the Split Agreement.

NOTE 7:-	SHAREHOLDERS’ EQUITY

	a.	Ordinary shares:

The Ordinary shares confer upon their holders the right to receive notices of shareholders meeting, to vote in such meetings, to receive dividends and to participate in the distribution of the surplus assets and funds on the liquidation of Conduit.

Preferred shares:

The Series A, A-1, B, B-1 and B-2 Convertible Preferred shares confer upon their holders the same rights as the Ordinary shares. In addition, the Convertible Preferred shares are convertible into Ordinary Shares based on their Original Issue price and the applicable conversion price at the time of conversion on a 1:1 basis (as defined in Conduit’s Amended and Restated Articles of Association).

In September, 2013, the Preferred shares were converted into Ordinary shares on a 1:1 basis.

Pursuant to the SPA and the Split Agreement and the establishment of ClientConnect Ltd. (see note 1 a and b above), as of December 31, 2013, these financial statements present the equity of the accounting spinnor, ClientConnect Ltd. Accordingly, in the statement of shareholders’ equity during 2013, an adjustment was made to the share capital, to reflect ClientConnect Ltd.’s outstanding share capital of one ordinary share of NIS 0.01, par value, as of December 31, 2013.

Subsequent to balance sheet date, upon the closing of the SPA, ClientConnect issued 229,336,033 ordinary shares, NIS 0.01 par value, to Perion.

	b.	Dividend:

In September 2011, Conduit distributed a dividend in an aggregate amount of $79,683 in cash, derived from Conduit’s income earned in 2011.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

On November 30, 2012, Conduit distributed a dividend of $ 338,676 in cash derived from Conduit’s income earned in 2012 of $ 243,134 and an additional amount out of prior years’ income of $ 95,542 (see also Note 8c(3)).

See also Note 1b for dividend and dividend in kind upon consummation of the Spin-off as of December 31, 2013, of $ 65,009 and $ 211,668, respectively.

	c.	Ordinary share option plan:

Under Conduit’s 2005 Share Option Plan (“the Plan”), options may be granted to officers, directors, employees and consultants of Conduit or any subsidiary thereof. The Plan is executed under Section 102 of the Israeli Tax Ordinance. Immediately upon allotment, the ordinary shares purchased by exercising of the options will have the same rights as Conduit’s ordinary shares.

Pursuant to the Plan, Conduit has reserved 62,688,905 ordinary shares for issuance. As of December 31, 2013, an aggregate of 16,263,968 ordinary shares of Conduit are still available for future grants.

Each option granted under the Plan is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option. The options vest primarily over four years. Options which are forfeited or not exercised before expiration become available for future grants.

Pursuant to the Split Agreement, each employee who will be transferred as part of the Spin-off to ClientConnect Ltd. (the “CC Employees”), and holds outstanding and unexercised options to purchase shares in Conduit, under Conduit’s 2005 option plan on the Closing Date, whether vested or unvested will be cancelled and instead be granted, for no consideration, options to purchase the same number of ClientConnect Ltd.’s Ordinary Shares, on the terms and conditions as defined under the Split Agreement and the SPA, including a vesting schedule which shall be deemed to continue under the same original schedule, but subject to an exercise price adjustment.

The below presented summary of share options activity for years ended December 31, 2013 and 2012, is related to Conduit Ltd.’s share capital and does not consider the exchange of options to the Client Connect employees, which occurred upon the Spin-off as of December 31, 2013.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-         SHAREHOLDERS’ EQUITY (Cont.)

A summary of employees’ share options activities during the years ended December 31, 2013, 2012 and 2011 is as follows:

	Year ended December 31, 2013
	Number	Average exercise price	Average remaining contractual life (years)

Options outstanding at the beginning of the year	10,801,270	$2.20	6.98

Granted	10,921,200	$1.01
Exercised	(3,551,825)	$0.24
Forfeited	(2,125,816)	$2.67
Expired	(525,626)	$2.84

Options outstanding at the end of the year	15,519,203	$1.73	6.56

Options exercisable at the end of the year	280,804	$0.91	5.00

Client Connect employee options outstanding at the end of the year (1)	11,794,719

Client Connect employee options exercisable at the end of the year (1)	180,467

(1) For employees that are transferred to ClientConnect Ltd. following the Spin-off.

	Year ended December 31, 2012
	Number	Average exercise price	Average remaining contractual life (years)

Options outstanding at the beginning of the year	15,664,122	$0.88	7.33

Granted	6,172,125	$3.21
Exercised	(7,475,070)	$0.41
Forfeited	(3,270,321)	$2.03
Expired	(289,586)	$0.75

Options outstanding at the end of the year	10,801,270	$2.20	6.98

Options exercisable at the end of the year	785,570	$0.04	5.70

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-         SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2011
	Number	Average exercise price	Average remaining contractual life (years)

Options outstanding at the beginning of the year	39,689,520	$0.18	7.43

Granted	4,921,975	$1.97
Exercised	(25,073,824)	$0.08
Forfeited	(3,680,010)	$0.59
Expired	(193,539)	$0.25

Options outstanding at the end of the year	15,664,122	$0.88	7.33

Options exercisable at the end of the year	862,501	$0.13	6.79

The weighted average grant date fair values of options granted during the years ended December 31, 2013 and December 31, 2012 were $ 3.00 and $ 4.04 respectively.

As of December 31, 2013 and December 31, 2012, there were $ 31,837 and $ 31,608 respectively, of total unrecognized compensation costs related to non-vested Conduit’s share-based compensation arrangements granted under the Plan (including the CC employees) to Conduit’s employees. The total unrecognized compensation cost related to non-vested share-based compensation arrangement related to Client Connect employees (see comment (1) above) is $26,977 as of December 31, 2013.

d.	Share-based compensation expense for employees:

Conduit recognized non-cash share-based compensation expense, from continuing operations, in the consolidated statements of income as follows:

	Year ended December 31,
	2013	2012	2011

Research and development	$1,077	$1,130	$353
Sales and marketing	690	320	616
General and administrative	8,638	183	125

	$10,405	$1,633	$1,094

Amounts of $ 2,815, $ 1,227 and $ 480 were recorded in discontinued operations, for the years ended December 31, 2013, 2012 and 2011, respectively.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES

	a.	Tax rates:

The corporate tax rate in Israel is as follows: 2011 — 24%, 2012 — 25%, 2013 — 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In December 2011, the Israeli Parliament (the “Knesset”) passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate will also be increased. The Amendment was enacted effective as of December 6, 2011.

On July 30, 2013, the Knesset approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, canceling the lowering of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), taxing revaluation gains and increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014.

	b.	Conduit received final tax assessments through the year 2011. The subsidiaries, Client Connect Inc, Client Connect B.V. and Wibiya have not received final tax assessments since their incorporation.

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

1.
On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

In 2009, Conduit submitted a pre-ruling request to Israel’s Tax Authorities to be granted status as a new “Beneficiary Enterprise” under the Law for the Encouragement of Capital Investments, 1959 (“the Law”). Conduit also elected the year 2007 to be the year of election. In March 2010, Conduit received final approval from the Israeli Income Tax Authority (“ITA”).

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES (Cont.)

Pursuant to the provisions of the Law, Conduit’s undistributed income will be tax-exempt for a period of two years, and subject to a reduced tax rate of 10%-25% for an additional period of five to eight years, depending on the percentage of foreign ownership of Conduit.

The entitlement to the above benefits is conditional upon Conduit fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Beneficiary Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and Conduit income from sources other than the Beneficiary Enterprises during the benefit period will be subject to tax at Israel’s regular corporate tax rate. As of December 31, 2013, Conduit is of the opinion that it fully complies with all requirements.

If cash dividends are distributed out of tax-exempt profits in a manner other than upon complete liquidation, Conduit will then become liable for tax at the rate of 10%-25% (depending on the level of foreign investments in Conduit) in respect of the amount distributed.

2.
On December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 (the “Second Amendment”). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to Conduit’s entire preferred income. Conduit will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 16% (in development area A - 9%). See also above regarding the changes to the second amendment.

Pursuant to Conduit’s examination of the Amendment, Conduit applied to adopt the Amendment commencing in the year 2012.

	3.	Temporary, partial tax relief for repatriation of exempt income:

On November 5, 2012, the Knesset approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012). The Israeli government agreed to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES (Cont.)

According to the new linear statutory formula, the corporate income tax to be paid, would vary from 6% to 17.5% effective tax rate (depends on Conduit’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: industrial activities, research and development activities, assets used by Conduit, salaries of newly recruited employees.

Pursuant to the Temporary Order in December, 2012, Conduit “released” approximate amounts of $110,000 out of its “trapped” earnings out of Beneficiary Enterprise and distributed $95,542 as part of the dividend paid in 2012 (see note 7b). The additional corporate tax incurred by Conduit in 2012 as a result of such release amounted to $15,719.

Conduit’s intention is not to distribute any amounts of its undistributed tax-exempt income as dividends in the near-term. Conduit currently intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to Conduit’s Beneficiary Enterprise program as the undistributed tax-exempt income is essentially permanent by reinvestment.

4.
In January 2014, as part of the Spin-off, that occurred on December 31, 2013 Conduit received a ruling from ITA (the “Spin-off Ruling”), pursuant to which the Spin-off is treated according to section 105 of the Israeli tax ordinance, with no additional tax implications to Conduit or its shareholders assuming all the requirements and conditions stipulated by the ruling and the related laws of regulations are met. In addition, as part of the Spin-off Ruling, Conduit released an additional amount of $270,840 of its “trapped earnings”. The additional corporate tax incurred by Conduit in 2013 as a result of such release amounted to $11,838 (using NIS/dollar exchange rate as of the payment date).

5.
In November 2013, Conduit received a ruling from ITA, pursuant to which Client Connect Ltd.’s activities, following the Spin-off at December 31, 2013, will be eligible for tax benefits under the Second Amendment.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES (Cont.)

	d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$83,388	$389,213	$322,758
Foreign	1,636	940	461

	$85,024	$390,153	$323,219

e.	Taxes on income comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current taxes (1)	$22,616	$75,537	$24,512
Deferred taxes	-	(102)	(1,905)
Prior years taxes	-	-	(43)

	$22,616	$75,435	$22,564

(1)
As of December 31, 2013 and December 31, 2012, includes an additional tax expense of $ 11,838 and $ 15,719 in respect of release of Conduit’s trapped earnings, respectively (see c4 and c3 respectively, above).

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, Conduit considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

	1.	Provided in respect of the following:

	December 31,
	2013	2012

Property and equipment	$(289)	$(289)

Deferred tax liability	$(289)	$(289)

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES (Cont.)

	2.	Deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2013	2012

Current liabilities	$(289)	$(289)

	$(289)	$(289)

g.	Reconciliation of the theoretical tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of Conduit, and the actual tax expense as reported in the consolidated statements of income is as follows:

	Year ended December 31,
	2013	2012	2011

Income before taxes on income, as reported in the consolidated statements of income	$85,024	$390,153	$323,219

Statutory tax rate	25%	25%	24%

Theoretical tax expense	21,256	97,538	77,573
Income tax at rate other than the statutory tax rate	(10,495)	(39,280)	(55,438)
Non-deductible expenses (including share-based compensation)	1,971	537	291
Taxes in respect with prior years	(1,139)	803	43
Taxes in respect to release of “trapped earnings”	11,838	15,719	-
Others	(815)	118	95

Actual tax expense	$22,616	$75,435	$22,564

h.	Tax contingencies

As of December 31, 2013, Conduit recorded an accrual for uncertain tax positions of $ 694.

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2013	2012	2011

Financial income:
Interest on bank deposits	$1,569	$5,526	2,135
Foreign currency translation gains, net	1,245	2,178	-

	2,814	7,704	2,135
Financial expenses:
Bank charges	(32)	(7)	(56)
Foreign currency translation losses, net	-	-	(2,670)

	(32)	(7)	(2,726)

	$2,782	$7,697	$(591)

NOTE 10:-	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

	a.	Summary information about geographic areas:

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Conduit manages its business on a basis of one reportable segment, and derives revenues from monthly transaction volume based fees for making its application available to Conduit’s Partners (see Note 1 for a brief description of Conduit’s business). The following is a summary of revenues within geographic areas:

	Year ended December 31,
	2013	2012	2011

Revenues based on customer’s location:

United States	$230,530	$448,758	$431,692
Europe	73,661	80,026	42,781
Israel	21,317	8,224	7,251

Total revenues	$325,508	$537,008	$481,724

CLIENTCONNECT LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Cont.)

b.	For major customers, see Note lb.

	December 31,
	2013	2012	2011
Long-lived assets by geographic region:

United States	$1,102	$1,574	$1,558
Europe	651	618	934
Israel	436	1,418	1,268

	$2,189	$3,610	$3,759

NOTE 11:- SUBSEQUENT EVENTS

Pursuant to the SPA and working capital financing agreement (the “Financing Agreement”), after Conduit and ClientConnect have entered into that certain Split Agreement, Conduit shall make available to ClientConnect a credit line facility up to an amount of $ 20,000 (the “Credit Line”) and ClientConnect may, from time to time, until the Maturity Date (as defined in the Financing Agreement), withdraw amounts from the Credit. Pursuant to the balance sheet date, $ 14,750 was provided (the “Loan Amount”).

In addition, if pursuant to the Working Capital Certificate, as defined in the Financing Agreement, a shortfall will be reported, such a shortfall will be set-off and be deemed to have been repaid from the then outstanding Loan amount. As of the date of these consolidated financial statements, an amount of $ 1,900 was reported as a shortfall that will be set off from the Loan Amount.